Exhibit 99.1
NewsRelease

TC Energy disappointed with Expected Executive Action revoking
Keystone XL Presidential Permit
Decision to impact thousands of union jobs, new renewable energy investments and opportunities for Indigenous communities

Calgary, Alberta – January 20, 2021 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the company) announced it is disappointed with the expected action to revoke the existing Presidential Permit for the Keystone XL pipeline. The decision would overturn an unprecedented, comprehensive regulatory process that lasted more than a decade and repeatedly concluded the pipeline would transport much needed energy in an environmentally responsible way while enhancing North American energy security. The action would directly lead to the layoff of thousands of union workers and negatively impact ground-breaking industry commitments to use new renewable energy as well as historic equity partnerships with Indigenous communities.

TC Energy will review the decision, assess its implications, and consider its options. However, as a result of the expected revocation of the Presidential Permit, advancement of the project will be suspended. The company will cease capitalizing costs, including interest during construction, effective January 20, 2021, being the date of the decision, and will evaluate the carrying value of its investment in the pipeline, net of project recoveries. Absent intervening actions, these steps could result in a substantative, predominantly non-cash after-tax charge to earnings in first quarter 2021. TC Energy will also modify its previously announced financing plans as it would no longer expect to issue hybrid securities or common shares under its dividend reinvestment plan to partially fund the project.

“Our base business continues to perform very well and, aside from Keystone XL, we are advancing $25 billion of secured capital projects along with a robust portfolio of other similarly high quality opportunities under development,” said François Poirier, TC Energy’s President and Chief Executive Officer. “These initiatives are expected to generate growth in earnings and cash flow per share and support annual dividend increases of eight to ten per cent in 2021 and five to seven per cent thereafter.”

Looking forward, TC Energy is well positioned to capture significant additional growth opportunities that are expected to arise as the world both consumes more energy and transitions to a less carbon intensive energy mix. The company’s network of irreplaceable critical energy infrastructure will be used extensively for decades to come and continue to generate considerable in-corridor growth potential. With a deep understanding of energy markets, strong stakeholder relationships, significant financial capacity, and extensive technical expertise across a broad range of energy sources including natural gas, crude oil, nuclear, hydro, wind, solar and other emerging technologies, TC Energy expects to continue to grow its portfolio in a manner that fully aligns with the company’s long-established risk preferences, return expectations and organizational capabilities.

While today’s news is very disappointing, TC Energy is thankful to its customers, American and Canadian workers, our partners the Government of Alberta and Natural Law Energy, labor organizations, industry, the Government of Canada and the countless supporters of this important energy infrastructure project.

About TC Energy
We are a vital part of everyday life — delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens — we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our more than 7,500 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP.

FORWARD-LOOKING INFORMATION
This news release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this news release are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Terry Cunha
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
David Moneta / Hunter Mau
403-920-7911 or 800-361-6522